April 29, 2025

Robert Capps
Chief Executive Officer
MIND TECHNOLOGY, INC
2002 Timberloch Place
Suite 550
The Woodlands, Texas 77380

       Re: MIND TECHNOLOGY, INC
           Registration Statement on Form S-3
           Filed April 25, 2025
           File No. 333-286763
Dear Robert Capps:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing